EXHIBIT 21

Subsidiaries of StanCorp Financial Group, Inc.
	Company Name	Location
1.	Standard Insurance Company	Oregon
2.	The Standard Life Insurance Company of New York	New York
3.	StanCorp Mortgage Investors, LLC	Oregon
4.	StanCorp Real Estate, LLC	Oregon
5.	StanCorp Investment Advisers, Inc.	Oregon
6.	Standard Management, Inc.	Oregon
7.	StanCorp Equities, Inc.	Oregon
8.	StanCorp Trust Company	Oregon
9.	StanCorp Retirement Services, Inc.	Oregon